UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F ☒                                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                                                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
 Yes ☐                                                                          No ☒

PagBank

PagSeguro Digital Ltd. (NYSE: PAGS)

Q2 2025
Earnings Release

August 13, 2025

Investor Relations
https://investors.pagbank.com/
E-mail: ir@pagbank.com

Address: Av. Brigadeiro Faria Lima, 1384, 10th floor | São Paulo

Media Press
Website: http://xcom.net.br
E-mail: **pagbank@xcom.net.br**

PAGS Reports Second Quarter 2025 Results

Strong EPS Growth (diluted, GAAP) in 1H 2025 of +14.3%
Driven by Revenue Diversification Across Payments and Banking

São Paulo, August 13, 2025 – PagSeguro Digital Ltd. (“PagBank”, “we”, “Company”) has announced today its second quarter results for the period ended June 30, 2025. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

A message from our CEO

In the second quarter of 2025, we continued the disciplined execution of our strategy, exploring the strengths of our financial ecosystem with a constant focus on increasing shareholder value, while successfully navigating the prevailing macroeconomic volatility.

As we mentioned last quarter, rising interest rates in Brazil in combination with a lower economic activity added challenges for this year. In response, we took steps to mitigate higher financial costs, adjust asset product pricing, and maintain disciplined operational expenses. This quarter’s performance is the result of this strategy, as it demonstrates our ability to protect profitability while advancing on client engagement and monetization by continuously improving our offerings.
Even in the face of a challenging economic scenario, we remain focused on delivering the projected guidance for the year, keeping profitability as a priority. We continue to make gradual progress in expanding our credit offering, with a focus on quality, highlighting the consistent performance of collateralized products and the progressive acceleration of clean credit lines. This strategy reinforces our commitment to sustainable growth, preserving the Company's financial health and the trust of our stakeholders.
With that in mind, I would like to highlight the strong performance of our banking business. For the first time, Banking contributed with a higher revenue increase than Payments and now accounts for more than 26% of our total Gross Profit, which is a clear sign of our platform’s value and how we are gradually unlocking its full potential.
Furthermore, in line with our ongoing commitment to sustainable shareholder value, last June we announced an additional dividend distribution, with payment scheduled for August 15 (with a record date of July 16), as well announced that we expect to make two additional distributions within the coming quarters, subject to, among other factors, market and Company’s financial condition and approval by our board of directors.
Looking onwards towards 2H25, we remain confident in delivering solid results, supported by our strong track record of consistent performance across varying economic conditions and prudent management.
Alexandre Magnani – CEO

Q2 2025 Highlights

Financial Highlights
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Revenue and Income	5,058	4,557	11.0%	4,850	4.3%	9,908	8,863	11.8%
Gross Profit	1,945	1,819	6.9%	1,874	3.8%	3,819	3,569	7.0%
% Margin	38.5%	39.9%	(1.5) p.p.	38.6%	(0.2) p.p.	38.5%	40.3%	(1.7) p.p.
Earnings before Tax (non-GAAP)	659	636	3.7%	624	5.7%	1,283	1,268	1.2%
% Margin (non-GAAP)	13.0%	14.0%	(0.9) p.p.	12.9%	0.2 p.p.	12.9%	14.3%	(1.4) p.p.
Net Income (GAAP)	537	504	6.6%	525	2.2%	1,062	986	7.7%
% Margin (GAAP)	10.6%	11.1%	(0.4) p.p.	10.8%	(0.2) p.p.	10.7%	11.1%	(0.4) p.p.
Net Income (non-GAAP)	565	542	4.3%	554	2.0%	1,119	1,064	5.1%
% Margin (non-GAAP)	11.2%	11.9%	(0.7) p.p.	11.4%	(0.2) p.p.	11.3%	12.0%	(0.7) p.p.
Return on Average Equity (ROAE)	14.5%	14.3%	0.2 p.p.	14.2%	0.4 p.p.	14.5%	14.3%	0.2 p.p.
EPS Diluted (R$) (GAAP)	1.79	1.56	14.3%	1.72	3.9%	3.50	3.07	14.3%
EPS Diluted (R$) (non-GAAP)	1.88	1.67	12.3%	1.81	3.7%	3.69	3.31	11.6%

Gross Profit: Total Revenue and Income (-) Transaction Costs (-) Financial Expenses (-) Total Losses.
Non-GAAP Measures: For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” included in this earnings release.

Operational Highlights

R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Clients (# million)	33.1	31.6	4.5%	32.0	3.3%	33.1	31.6	4.5%
Total Payment Volume (TPV)	129.6	124.4	4.2%	129.2	0.3%	258.8	236.1	9.6%
Cash-in	90.6	76.4	18.6%	83.1	9.0%	173.7	142.5	21.9%
Total Deposits	37.2	34.2	8.8%	33.9	9.7%	37.2	34.2	8.8%
Credit Portfolio	3.9	2.9	33.8%	3.7	6.1%	3.9	2.9	33.8%

  Consolidated Revenues increased +11.0% y/y, amounting to R$5.1 billion, driven by the Company’s disciplined repricing strategy on our acquiring business and increased contribution from our banking business. Excluding interchange fees, our consolidated revenues increased 18% in the same period.
  Gross Profit grew 6.9% y/y, totaling R$1.9 billion, partially offset by higher financial costs as a result of increased interest rates and financials costs related to dividend distribution and our buyback program.
  Non-GAAP Net Income and GAAP Diluted EPS increased +4.3% and +14.2% y/y, respectively, due to higher operating leverage and tax efficiencies.
  ROAE reached 14.5% in the quarter, 0.2 p.p higher than 2Q24, and the LTM ROAE increased 1.1 p.p y/y, reaching 15.2%, demonstrating the Company’s commitment to increase shareholder value.
  Cash-In (inflows not related to acquiring) increased +18.6% y/y, reflecting stronger client principality driven by continued improvements in the banking platform and customer experience and the expansion of our product offering for both merchants and consumers.
  Credit Portfolio grew +33.8% y/y (+6.1% q/q), reaching R$3.9 billion, driven by the continued expansion of secured products and gradual acceleration of unsecured product offering.
  Expanded Portfolio, including merchant prepayments, reached R$48.1 billion, +11.3% y/y (4.6% q/q), primarily driven by our core micro-merchants and small/medium businesses (“MSMB”) segment.
  Total Payment Value (“TPV”) reached R$129.6 billion (+4.2% y/y), with a +2% y/y increase in the MSMB segment and a +10% increase in large retail and online, reflecting lower economic activity during the quarter. TPV per Merchant reached R$20.7 thousand, +7% higher than Q2 2024.

  Dividends: following the first dividend payment in the Company’s history and reinforcing our commitment to shareholder returns, we announced the payment of an additional dividend of US$0.12 per common share to be paid on August 15, 2015 (record date of July 16, 2025).
  Buyback Execution: in 2Q25 we concluded our second share repurchase program, totaling US$200 million in Class A common shares. Immediately after, we launched a third program of up to US$200 million. As of June 30, 2025, we have repurchased 15,021,012 shares year-to-date, totaling R$696 million.

Operational Performance

Pag Bank Clients

# million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Clients¹	33.1	31.6	4.5%	32.0	3.3%	33.1	31.6	4.5%
Active Banking Clients²	17.4	17.3	0.4%	17.3	0.3%	17.4	17.3	0.4%
Banking Only	11.5	11.2	2.6%	11.4	0.5%	11.5	11.2	2.6%
Banking + Payments	5.9	6.0	-1.9%	5.9	0.0%	5.9	6.0	-1.9%
Payments Only	0.3	0.4	-22.1%	0.3	-8.7%	0.3	0.4	-22.1%
Active Merchants³	6.2	6.4	-3.1%	6.3	-0.4%	6.2	6.4	-3.1%
Total Active Clients⁴	17.7	17.7	-0.1%	17.7	0.2%	17.7	17.7	-0.1%
1. Total Clients: number of clients registered at Brazilian Central Bank.
2. Active Banking Clients: number of active clients in the Banking business, including those with no relationship to Payments (Banking Only).
3. Active Merchants: number of active clients in the Payment business, including those with no relationship to Banking (Payments Only).
4. Total Active Clients: refers to Active Clients with at least one transaction in the last twelve months in the payments or banking services, and/or Active Clients with a balance in their digital account on the last day of the last month of the periods indicated.
Total Clients reached 33.1 million, at the end of the quarter, an increase of 4.5% compared to Q2 2024.
Starting in 1Q25, we have adopted a new client segmentation. Merchants with a TPV up to R$3 million per month are now classified as MSMBs, compared to the threshold of R$1 million per month previously adopted. Additionally, we now classify merchants with TPV above R$3 million under the Large Retail segment, and online merchants (e-commerce and cross-border) under the Online segment, previously collectively referred to as our former LMEC.
Total Active Clients amounted to 17.7 million, representing 54% of the Total Clients base, relatively stable both year-over-year and quarter-over-quarter, with highlight to the sustainable growth in Banking Only clients, representing 65% of the Total Active Clients.
Active Merchants, ended the quarter with a total of 6.3 million, representing a decrease of -2.7% vs. Q1 2024, and a stable quarter-over-quarter, mainly linked to the decrease in standalone Payments merchants, as a result of the focus on merchants with higher cross-selling opportunities. Therefore, our TPV per Merchant reached R$20.7 thousand in Q2 2025, +7.7% higher vs. Q2 2024.

Active Banking Clients grew 0.4% y/y, mainly driven by the increase in the Banking Only customer base, which grew 2.6% y/y, in line with our strategy to promote higher engagement in Banking and moving towards a more profitable client base.

Banking

Cash-In
R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Cash-In	90.6	76.4	18.6%	83.1	9.0%	173.7	142.5	21.9%
Active Banking Clients (# million)	17.4	17.3	0.4%	17.3	0.3%	17.4	17.3	0.4%
Cash-In per Active Banking Client (R$ thousand)	5.2	4.4	18.0%	4.8	8.6%	10.0	8.2	21.4%
Active Banking Clients refer to Banking Clients and Banking + Payments Clients.

Cash-In amounted to R$90.6 billion, up +18.6% y/y, as a result of higher transactionality and the constant evolution of our engagement levels as well as the increase in Banking Only Clients (2.6% y/y). This is supported by a sustained high penetration of investment and insurance products, as demonstrated by the higher Deposits franchise in the period. Cash-in per Active Banking Client rose 18.0% y/y to R$5.2 thousand, up +18.0% y/y, alongside continued growth in our active client base.
Credit Portfolio and Expanded Portfolio
R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Credit Portfolio	3.9	2.9	33.8%	3.7	6.1%	3.9	2.9	33.8%
Secured Products	3.4	2.3	45.0%	3.1	8.5%	3.4	2.3	45.0%
% Credit Portfolio	86.9%	80.2%	6.7 p.p.	85.0%	1.9 p.p.	86.9%	79.5%	7.4 p.p.
Unsecured Products	0.5	0.6	-11.4%	0.5	-7.5%	0.5	0.6	-11.4%
% Credit Portfolio	13.1%	19.8%	(6.7) p.p.	15.0%	(1.9) p.p.	13.1%	20.7%	(7.6) p.p.
NPL 90+ | Total Credit Portfolio	2.5%	3.2%	-0.7 p.p.	2.3%	0.1 p.p.	2.5%	3.2%	-0.7 p.p.

R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Credit Portfolio	3.9	2.9	33.8%	3.7	6.1%	3.9	2.9	33.8%
Payroll Loans + Others¹	2.9	2.0	43.2%	2.7	4.9%	2.9	2.0	43.2%
Credit Card	0.8	0.7	13.4%	0.8	3.4%	0.8	0.7	13.4%
Working Capital Loans	0.2	0.2	12.3%	0.2	37.9%	0.2	0.2	12.3%
Provision for Losses	(0.3)	(0.4)	-29.5%	(0.3)	3.7%	(0.3)	(0.4)	-29.5%
Payroll Loans + Others¹	(0.1)	(0.1)	-63.9%	(0.0)	19.2%	(0.1)	(0.1)	-63.9%
Credit Card	(0.1)	(0.1)	114.0%	(0.1)	5.3%	(0.1)	(0.1)	114.0%
Working Capital Loans	(0.1)	(0.2)	-44.3%	(0.1)	-3.1%	(0.1)	(0.2)	-44.3%
Credit Portfolio, net	3.6	2.5	44.5%	3.4	6.3%	3.6	2.5	44.5%
  Payroll Loans: Refers to loan portfolios, including advance Brazil's Severance Indemnity Fund (FGTS) withdrawals and payroll loans to public sector employees and retirees.

  Credit Portfolio reached R$3.9 billion in Q2 2025, primarily driven by our focus on secured products, which accounted for 87% of the total portfolio, notably driven by an increase in payroll loans. This approach has supported the portfolio expansion while maintaining prudent risk and capital management, backed by ongoing improvements in asset quality, onboarding processes, risk assessment and collections.
  In addition, we have resumed origination of unsecured products since 2H24, as demonstrated by the gradual acceleration of working capital loans (+37.9% q/q). Overdraft accounts, working capital loans backed by receivables and credit cards backed by certificates of deposit are the main products.

R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Credit Portfolio	3.9	2.9	33.8%	3.7	6.1%	3.9	2.9	33.8%
Prepayment to Merchants¹	44.2	40.3	9.7%	42.3	4.5%	44.2	40.3	9.7%
Expanded Portfolio	48.1	43.2	11.3%	46.0	4.6%	48.1	43.2	11.3%
       1. Prepayment to Merchants is net of Accounts Receivable Securitization.

Expanded Portfolio, which includes Prepayment to Merchants, reached R$48.1 billion in Q2 2025, driven mainly by prepayment to merchants, which increased 9.7% y/y, as merchants increasingly turned to this embedded credit alternative amid a higher interest rate environment.

Deposits and Total Funding
R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Deposits	37.2	34.2	8.8%	33.9	9.7%	37.2	34.2	8.8%
Average Percentage Yield (APY)[1]	89.2%	95.1%	(5.9) p.p.	90.2%	(0.9) p.p.	89.2%	95.1%	(5.9) p.p.
Checking Accounts	10.5	11.5	-8.1%	10.3	2.1%	10.5	11.5	-8.1%
Average Percentage Yield (APY)[1]	47.5%	69.0%	(21.5) p.p.	48.6%	(1.1) p.p.	47.5%	69.0%	(21.5) p.p.
Merchant's Payment Accounts	0.8	2.0	-57.3%	0.7	20.2%	0.8	2.0	-57.3%
High Yield Savings Accounts	9.7	9.5	2.1%	9.6	0.8%	9.7	9.5	2.1%
Banking Issuances	26.6	22.7	17.4%	23.6	13.1%	26.6	22.7	17.4%
Average Percentage Yield (APY)[1]	103.5%	109.5%	(6.0) p.p.	105.4%	(1.9) p.p.	103.5%	109.5%	(6.0) p.p.
Certificate of Deposits	17.2	16.7	3.0%	16.3	5.5%	17.2	16.7	3.0%
Interbank Deposits	9.5	6.0	57.3%	7.3	29.9%	9.5	6.0	57.3%
  As % of CDI (Brazilian Interbank Rate).

R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Deposits	37.2	34.2	8.8%	33.9	9.7%	37.2	34.2	8.8%
On-Platform	31.7	26.0	22.0%	28.7	10.5%	31.7	26.0	22.0%
% Deposits	85.2%	76.1%	9.1 p.p.	84.6%	0.6 p.p.	85.2%	76.1%	9.1 p.p.
Off-Platform	5.5	8.2	-32.9%	5.2	5.7%	5.5	8.2	-32.9%
% Deposits	14.8%	23.9%	(9.1) p.p.	15.4%	(0.6) p.p.	14.8%	23.9%	(9.1) p.p.

Total Deposits reached R$37.2 billion, representing an increase of +8.8% vs. Q2 2024, mainly driven by the +17.4% y/y growth in Banking Issuances, as result of more Interbank Deposits (+57.3% y/y) due to initiatives to diversify funding and strength relationship with other financial institutions, and certificate of deposits (+3.0% y/y), partially offset by the decrease in Checking Accounts, amounting R$10.5 billion, down -8.1% y/y, in line with a lower Annual Percentage Yield (APY) of 48% CDI, compared to 69% in 2Q24.
In June 2025, the Company successfully completed the issuance of R$920 million in financial letters (letras financeiras - LFs), with a two-year maturity and no early amortization. The transaction attracted strong investor demand, totaling 3.2x the offering amount. The notes were priced at CDI +0.45% per annum or approximately 103.5% of the CDI. Proceeds will be used for general corporate purposes, including the expansion of our acquiring and credit operations.
The overall APY reached 89.2% of de CDI, a decrease of -5.9 p.p y/y primarily driven by the reduction in checking account remuneration, lower yields on certificates of deposit, and funding cost optimization initiatives implemented in response to the current interest rate environment.
R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Checking Accounts	10.5	11.5	-8.1%	10.3	2.1%	10.5	11.5	-8.1%
Merchant's Payment Accounts	0.8	2.0	-57.3%	0.7	20.2%	0.8	2.0	-57.3%
High Yield Savings Accounts	9.7	9.5	2.1%	9.6	0.8%	9.7	9.5	2.1%
Certificate of Deposits	17.2	16.7	3.0%	16.3	5.5%	17.2	16.7	3.0%
Interbank Deposits	9.5	6.0	57.3%	7.3	29.9%	9.5	6.0	57.3%
Total Deposits	37.2	34.2	8.8%	33.9	9.7%	37.2	34.2	8.8%
Other Fundings	5.7	3.2	75.5%	6.5	-13.1%	5.7	3.2	75.5%
Total Funding	42.9	37.4	14.6%	40.4	6.0%	42.9	37.4	14.6%

When considering Other Fundings, which includes sources such as Borrowings, Certificate of Deposits with Related Parties and Senior FIDC quotas, Total Funding reached R$42.9 billion, increasing 14.6% y/y, led by the increase in Total Deposits and the Company’s ongoing efforts to diversify its funding sources for a more balanced capital structure. Overall, Other Fundings reached an APY of 106% of CDI, in comparison to 107% in 2Q24.
R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Expanded Portfolio	48.1	43.2	11.3%	46.0	4.6%	48.1	43.2	11.3%
Total Funding	42.9	37.4	9%	40.4	10%	42.9	37.4	9%
Loan-to-Funding (%)	112%	115%	(3.3) p.p.	114%	(1.6) p.p.	112%	115%	(3.3) p.p.

The Loan-to-funding ratio in Q2 2025 was 112%, a 3.3 p.p decrease compared to the same period of last year. The reduction reflects the solid growth in funding, which continues to support credit expansion while improving the Company’s liquidity position.

Payments
Total Payment Volume
R$ billion	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Payment Volume	129.6	124.4	4.2%	129.2	0.3%	258.8	236.1	9.6%
MSMB	93.7	91.8	2.1%	95.2	-1.6%	189.0	177.5	6.5%
% Total Payment Volume	72.3%	73.8%	(1.5) p.p.	73.7%	(1.4) p.p.	73.0%	75.2%	(2.2) p.p.
LMEC	35.9	32.6	10.0%	34.0	5.5%	69.8	58.7	19.1%
% Total Payment Volume	27.7%	26.2%	1.5 p.p.	26.3%	20.5 p.p.	27.0%	24.8%	2.1 p.p.
Active Merchants (# million)	6.3	6.4	-3%	6.3	0%	6.3	6.4	-3%
TPV per Merchant (R$ thousand)	20.7	19.2	7.7%	20.6	0.5%	40.8	35.7	14.1%

MSMB: Refers to Micro-merchants (monthly TPV < R$15,000) and Small/Medium Businesses (monthly TPV from R$15,000 up to R$3,000,000).
Large Retail and Online: former LMEC segment, refers to larger merchants (monthly TPV > R$3,000,000), plus Online merchants (e-Commerce and Cross-Border).
TPV totaled R$129.5 billion, +4.2% higher vs. Q2 2024, as described below:
  MSMB TPV grew +2.1% y/y, sustained by stable activity in the physical point of sale (“POS”) channel, even in the context of a slower macroeconomic environment. It is important to note that since 4Q24 we have been executing repricing initiatives focused on profitability, rather than net adds, implemented to offset rising financial costs. This effective strategy is demonstrated by the repositioning of our rates and the acquiring revenue growth (+2.1% q/q) increasing above volumes expansion for the quarter (+0.3% q/q).
  Large Retail and Online TPV increased +10.0% y/y, driven by our ongoing strategy for this segment, focusing on the expansion of our online business. Growth in Online segment (+50% y/y) has benefited mainly from deeper penetration in both e-commerce and cross-border flows, with new clients in marketplaces, betting and other digital products.

Financial Performance
Total Revenue and Income
GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Revenue and Income	5,058	4,557	11.0%	4,850	4.3%	9,908	8,863	11.8%
Transaction Activities and Other Services	1,989	2,312	-14.0%	2,014	-1.3%	4,003	4,681	-14.5%
Financial Income	2,902	2,113	37.3%	2,697	7.6%	5,600	3,945	41.9%
Other Financial Income	167	132	27.0%	139	20.4%	306	237	29.3%

R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Revenue and Income	5,058	4,557	11.0%	4,850	4.3%	9,908	8,863	11.8%
Payments¹	4,357	4,122	5.7%	4,268	2.1%	8,624	8,064	6.9%
Payments - % of Total Revenue and Income	86%	90%	(4.3) p.p.	88%	(1.9) p.p.	87%	91%	(3.9) p.p.
Banking²	699	434	61.0%	582	20.0%	1,281	799	60.3%
Banking - % of Total Revenue and Income	14%	10%	4.3 p.p.	12%	1.8 p.p.	13%	9%	3.9 p.p.
1. Payments: mainly composed by merchant discount rates (MDRs), early prepayment of cards receivables and membership fees from POS device.
2. Banking: mainly composed by interest income from credit portfolio, interest income from float of PagBank accounts, prepaid cards and escrow account reconciliation, fees (mostly cards interchange and account service fees) and Other Financial Income.

Total Revenue and Income reached R$5,058 million in Q2 2025, representing an increase of +11.0% vs. Q2 2024, reflecting the positive impact of repricing strategies implemented since 4Q24, both on the acquiring and banking business. These initiatives were designed to offset rising financial costs and support sustainable revenue generation amid a more selective growth environment. The Total Revenue and Income expansion, outpacing TPV, highlights the effectiveness of this repricing process in improving unit economics.
  Payments: In Q2 2025, payments revenue amounted to R$4,357 million, increasing 5.7% year over year, in line with repricing effects, as aforementioned.
  Banking: In Q2 2025 revenue amounted to R$699 million, a 61.0% y/y increase, driven by increased interest income from larger deposit volumes, credit growth, and stronger customer engagement, alongside higher fee generation from card usage and account services.
If we consider our Total Revenue and Income net of acquiring transactions costs (Interchange and Card Scheme fees), Total Revenue and Income Net of Interchange reached R$3,339 million in Q2 2025, an +18.1% increase vs. Q2 2024, and +5.9% vs. Q2024, respectively, effectively demonstrating our ability to reposition our margins and protect performance despite economic cycle.

Gross Profit
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Revenue and Income	5,058	4,557	11.0%	4,850	4.3%	9,908	8,863	11.8%
Transaction Costs	(1,736)	(1,761)	-1.4%	(1,715)	1.2%	(3,451)	(3,388)	1.9%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
Total Losses	(98)	(113)	-13.6%	(83)	16.9%	(181)	(216)	-16.1%
Gross Profit	1,945	1,819	6.9%	1,874	3.8%	3,819	3,569	7.0%
% Total Payment Volume	1.5%	1.5%	0.0 p.p.	1.4%	0.1 p.p.	1.5%	1.5%	(0.0) p.p.
% Total Revenue and Income	38.5%	39.9%	(1.5) p.p.	38.6%	(0.2) p.p.	38.5%	40.3%	(1.7) p.p.

R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Gross Profit	1,945	1,819	6.9%	1,874	3.8%	3,819	3,569	7.0%
% Total Revenue and Income	38.5%	39.9%	(1.5) p.p.	38.6%	(0.2) p.p.	38.5%	40.3%	(1.7) p.p.
Payments	1,431	1,559	-8.2%	1,465	-2.3%	2,610	2,970	-12.1%
Payments Gross Profit Margin %	32.8%	37.8%	(5.0) p.p.	34.3%	(1.5) p.p.	30.3%	36.8%	(6.6) p.p.
Payments - % of Total Gross Profit	73.6%	85.7%	(12.1) p.p.	78.2%	(4.6) p.p.	68.4%	83.2%	(14.9) p.p.
Banking	514	261	96.9%	409	25.8%	922	481	91.7%
Banking Gross Profit Margin %	73.5%	60.1%	13.4 p.p.	70.1%	3.4 p.p.	72.0%	60.2%	11.8 p.p.
Banking - % of Total Gross Profit	26.4%	14.3%	12.1 p.p.	21.8%	7.5 p.p.	24.2%	13.5%	10.7 p.p.

Gross Profit totaled R$1,945 million in Q2 2025, representing an increase of +6.9% y/y. As a percentage of Total Revenue and Income, Gross Profit margin decreased 1.5 p.p vs. Q2 2024, reaching 38.5% in the quarter, primarily impacted by the increase in financial costs due to the higher Brazilian Basic Interest Rate (“SELIC”) rate. The Financial Cost totaled R$1,280 million in Q2 2025, representing an increase of +48.2% y/y.
  Payments: In Q2 2025, Gross Profit reached R$1,431 million, down -8.2% y/y. The decline reflects higher funding costs and changes in the portfolio mix, both in terms of products and clients, in comparison to last year. These effects were partially mitigated by the repricing strategy in acquiring and other monetization levers, reinforcing the importance of disciplined pricing management under a high-rate environment.
  Banking: Gross Profit reached R$514 million in Q2 2025, increasing +96.9% y/y, supported by the expansion of our credit portfolio, greater cash inflows, and higher returns on financial investments. As a result, Banking represented 26.4% of total Gross Profit in the quarter, compared to 14.3% one year earlier, with a gross margin of 73.5%.
   It is important to note that capital structure initiatives implemented in the period, such as dividends and buyback, created an additional financial cost impact on reported Gross Profit. If we exclude this impact, R$21.3 million in Q2 2025, Gross Profit net of Dividends and Buyback would have increased +8.1% y/y.
Total Costs and Expenses
Non-GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Costs and Expenses	(4,399)	(3,921)	12.2%	(4,227)	4.1%	(8,626)	(7,595)	13.6%
Cost of Sales and Services	(2,399)	(2,326)	3.1%	(2,352)	2.0%	(4,750)	(4,491)	5.8%
Selling Expenses	(456)	(466)	-2.2%	(420)	8.5%	(875)	(901)	-2.9%
Administrative Expenses	(193)	(165)	16.5%	(211)	-8.7%	(404)	(344)	17.3%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
Other Expenses, Net	(73)	(100)	-27.3%	(66)	9.7%	(139)	(168)	-17.4%

GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Costs and Expenses	(4,442)	(3,979)	11.6%	(4,270)	4.0%	(8,712)	(7,713)	13.0%
Cost of Sales and Services	(2,411)	(2,332)	3.4%	(2,360)	2.1%	(4,771)	(4,503)	6.0%
Selling Expenses	(452)	(467)	-3.2%	(423)	6.9%	(875)	(905)	-3.2%
Administrative Expenses	(227)	(216)	4.8%	(243)	-6.7%	(470)	(447)	5.1%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
Other Expenses, Net	(73)	(100)	-27.3%	(66)	9.7%	(139)	(168)	-17.4%

Total Costs and Expenses, on a non-GAAP basis, amounted to R$4,399 million in Q2 2025, representing an increase of +12.2% y/y vs. Q2 2024, mainly related to:
  Cost of Sales and Services of R$2,399 million in Q2 2025, representing an increase of +3.1% y/y, primarily driven by higher marketing and advertising expenses reflecting increased efforts in customer acquisition and front-office initiatives. Personnel expenses also contributed to the increase, partially due to one-off costs associated with organizational streamlining initiatives.

When excluding non-GAAP figures related to LTIP Expenses (long-term incentive plan), Cost of Sales and Services reached R$2,411 million in Q2 2025, representing an increase of +3.4% y/y.
  Selling Expenses totaled R$456 million in Q2 2025, a decrease of -2.2% y/y, mainly reflecting lower losses (ECL and chargebacks). When excluding non-GAAP figures related to LTIP Expenses (long-term incentive plan), Selling Expenses reached R$452 million in Q2 2025, representing a decrease of -3.2% compared to Q2 2024.
  Administrative Expenses totaled R$193 million in Q2 2025, up 16.5% year-over-year, primarily driven by higher personnel expenses and technology, consulting, and other outsourced services aimed at supporting the Company’s operational performance.
When excluding non-GAAP figures related to LTIP Expenses and Non-Recurring Amortization Expenses, Administrative Expenses reached R$227 million in Q2 2025, representing an increase of +4.8% compared to Q2 2024.
  Financial Costs totaled R$1,280 million in Q2 2025, an increase of +48.2% vs. Q2 2024, mainly due to an increase in the average SELIC, which increased 4.5 percentage points, from 10.5% to 15.0% per year, between Q2 2024 and Q2 2025, reaching the highest level since 2006.
  Other Expenses, net reached R$73 million in Q2 2025, representing a decrease of -27.3% compared to Q2 2024, mainly due to lower write-off of POS devices.
On a GAAP basis, including LTIP Expenses and Non-Recurring Amortization Expenses of R$42.9 million, Total Costs and Expenses amounted to R$4,442 million in Q2 2025, representing an increase of +11.6% in comparison to the amount of R$3,979 million presented in Q2 2025.
Total Costs and Expenses by nature
Non-GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Costs and Expenses	(4,399)	(3,921)	12.2%	(4,227)	4.1%	(8,626)	(7,595)	13.6%
Transactions Costs	(1,736)	(1,761)	-1.4%	(1,715)	1.2%	(3,451)	(3,388)	1.9%
% Total Revenue and Income	34.3%	38.6%	(4.3) p.p.	35.4%	(1.0) p.p.	34.8%	38.2%	(3.4) p.p.
Interchange and Card Scheme Fee	(1,719)	(1,728)	-0.5%	(1,696)	1.3%	(3,415)	(3,320)	2.9%
Others	(17)	(33)	-48.3%	(19)	-12.5%	(36)	(68)	-46.8%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
% Total Revenue and Income	25.3%	18.9%	6.3 p.p.	24.3%	1.0 p.p.	24.8%	19.1%	5.7 p.p.
Securitization of Receivables	(149)	(93)	60.3%	(158)	-6.1%	(307)	(255)	20.3%
Accrued Interest on Deposits	(938)	(723)	29.7%	(847)	10.7%	(1,785)	(1,352)	32.1%
Others	(193)	(48)	>100%	(172)	11.9%	(365)	(84)	>100%
Total Losses	(98)	(113)	-13.6%	(83)	16.9%	(181)	(216)	-16.1%
% Total Revenue and Income	1.9%	2.5%	(0.6) p.p.	1.7%	0.2 p.p.	1.8%	2.4%	(0.6) p.p.
Chargebacks	(70)	(76)	-7.8%	(62)	12.1%	(132)	(148)	-10.9%
Expected Credit Losses (ECL)	(28)	(37)	-25.4%	(21)	31.0%	(49)	(68)	-27.8%
Operating Expenses	(820)	(773)	6.2%	(794)	3.3%	(1,615)	(1,481)	9.0%
% Total Revenue and Income	16.2%	17.0%	(0.7) p.p.	16.4%	(0.2) p.p.	16.3%	16.7%	(0.4) p.p.
Personnel Expenses	(327)	(313)	4.4%	(325)	0.5%	(652)	(606)	7.6%
Marketing and Advertising	(226)	(220)	2.4%	(210)	7.2%	(436)	(430)	1.3%
Other Expenses (Income), Net	(268)	(239)	12.0%	(259)	3.6%	(527)	(445)	18.4%
D&A and POS Write-Offs	(466)	(411)	13.3%	(456)	2.2%	(921)	(820)	12.4%
% Total Revenue and Income	9.2%	9.0%	0.2 p.p.	9.4%	(0.2) p.p.	9.3%	9.3%	0.0 p.p.
Depreciation and Amortization	(430)	(371)	15.7%	(418)	2.8%	(848)	(724)	17.1%
POS Write-off	(36)	(40)	-9.2%	(38)	-4.4%	(74)	(96)	-22.9%
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” included in this earnings release.

Transaction Costs

Transaction Costs, on a GAAP and a non-GAAP basis, totaled R$1,736 million, representing a decrease of -1.4% from R$1,761 million in Q2 2024, mainly driven by:
  Interchange and Card Scheme Fees totaled R$1,719 million in Q2 2025, representing a decrease of -0.5% y/y, reflecting a shift in client and product mix, mainly due to a higher penetration of PIX transactions; and
  Other Costs decreased to R$17 million compared to R$33 million in Q2 24, mainly due to lower processing costs, intercompany taxes and costs related to equipment maintenance, storage and logistics.
As a percentage of the Total Revenue and Income, Transaction Costs decreased to 34.3% in Q2 2025 vs. 38.6% in Q2 2024.
Financial Costs
Financial Costs totaled R$1,280 million in Q2 2025, representing an increase of +48.2% vs. Q2 2024.
As a percentage of Total Revenue and Income, Financial Costs increased to 25.3% in Q2 2025 vs. 18.9% in Q2 2024. As aforementioned, the increase in financial costs resulted mainly from the increase in the SELIC compared to the same period of 2024. When compared to Q1 2025, Financial Costs increased 8.6%, mainly due to the SELIC rate hike.
Total Losses
Total Losses reached R$98 million in Q2 2025, representing a decrease of -13.6% vs. Q2 2024. As a percentage of Total Revenues and Income, Total Losses decreased to 1.9% in Q2 2025 from 2.5% in Q2 2024.
The reduction was primarily driven by improved asset quality, supported by stronger KYC and onboarding processes that led to fewer chargebacks, along with lower expected credit loss (ECL) provisions, reflecting a healthier and more resilient credit portfolio in comparison to Q2 2024.
Operating Expenses
Operating Expenses, on a Non-GAAP basis, which include Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$820 million, representing an increase of 6.2% from R$773 million in Q2 2024. As a percentage of Total Revenue and Income, Non-GAAP Operating Expenses represented 16.2% vs. 17.0% in Q2 2024. These trends are mainly due to the following:
  Personnel Expenses reached R$327 million, representing an increase of +4.4% vs. Q2 2024, below the inflation registered between periods (+5.35% LTM), reflecting a disciplined approach as a way to mitigate current macro volatility impacts. On a sequential basis, personnel expenses remained relatively stable, with a +0.5% increase. Including LTIP Expenses and Non-Recurring Amortization Expenses amounting to R$20.6 million, Personnel Expenses, GAAP personnel expenses reached R$347 million, down -1.1% versus Q2 2024 mainly lower LTIP expenses, as a result of a lower share price in the period and a leaner organization structure following last year’s headcount optimization efforts.
  Marketing and Advertising totaled R$226 million in Q2 2025, a 2.4% increase year-over-year. This variation, which remained below inflation, reflects our ongoing operating expenses discipline. The increase was primarily driven by banking customer acquisition campaigns and brand awareness initiatives, as the Company continues to invest in sustainable growth and client engagement across its core segments.
  Other Expenses reached R$268 million in Q2 2025, a 12.0% increase from R$239 million reported in Q2 2024, mainly related to a higher consumption of software, cloud and technologies regarding customer experience functionalities, as well as hiring of consulting services.

On a GAAP basis, Operating Expenses totaled R$841 million, an increase of +3.7% from R$811 million in Q2 2024. As a percentage of Total Revenue and Income, Operating Expenses represented 16.6%, compared to 17.8% in Q2 2024, showcasing our compromise to deliver operating leverage.
Depreciation and Amortization and POS Write-Off
Depreciation and Amortization reached R$430 million, representing an increase of +15.7%, from R$371 million in Q2 2024. This was primarily driven by higher depreciation of POS devices and increased amortization of R&D investments, particularly those related to product development and data security. These investments qualify for tax benefits under the “Lei do Bem” (Technological Innovation Law), enabling the deferral of certain tax liabilities. Depreciation and amortization (“D&A”) is directly related to growth in TPV and investments deployed, which decreased -16.9% y/y and -20.1% q/q, totaling R$529 million.
When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$22.3 million, D&A, on a GAAP basis, totaled R$452 million, representing an increase of +15.5% vs. Q2 2024 due to amortization of Fair Value adjustment related to acquisitions in the past and amortization of the Long-term Incentive Plan.
The increase in D&A expenses was partially offset by higher PIS and COFINS credits, related to a tax benefit that allows PagSeguro Brazil to reduce the depreciation and amortization over some operational expenses when incurred.
POS Write-offs in Q2 2025 totaled R$36 million, representing a decrease of -9.2% year-over-year and -4.9% quarter-over-quarter. The majority amount comes from 2020 and 2021 POS vintages.
Earnings Before Tax (EBT)
Non-GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Earnings before Tax (EBT)	659	636	3.7%	624	5.7%	1,283	1,268	1.2%
% Total Revenue and Income	13.0%	14.0%	(0.9) p.p.	12.9%	0.2 p.p.	12.9%	14.3%	(1.4) p.p.

GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Earnings before Tax (EBT)	616	578	6.7%	580	6.3%	1,196	1,150	4.0%
% Total Revenue and Income	12.2%	12.7%	(0.5) p.p.	12.0%	0.2 p.p.	12.1%	13.0%	(0.9) p.p.
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” Included in this earnings release.
Non-GAAP Earnings before Tax amounted to R$659 million in Q2 2025 representing an increase of +3.7% vs. Q2 2024, supported by our successful repricing strategy, operational leverage and a disciplined cost management approach, partially offset by higher financial costs and D&A expenses.
When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$43 million, Earnings before Tax, on a GAAP basis, totaled R$616 million, representing an increase of +6.7% vs. Q2 2024.

Income Tax and Social Contribution
GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Earnings before Tax (EBT)	616	578	6.7%	580	6.3%	1,196	1,150	4.0%
Statutory Rate	34.0%	34.0%	0.0 p.p.	34.0%	0.0 p.p.	34.0%	34.0%	0.0 p.p.
Expected Income Tax Expenses	(210)	(196)	6.7%	(197)	6.3%	(407)	(391)	4.0%
Income Tax effect on:
R&D and Tech Innovation Benefit¹	77	56	36.1%	79	-3.3%	156	110	42.7%
Taxation of Income abroad²	49	37	33.2%	53	-7.1%	102	77	32.9%
Other	4	29	-85.8%	(0)	>100%	14	41	-65.2%
Income Tax Expenses	(79)	(74)	7.3%	(55)	45.0%	(134)	(164)	-18.1%
Effective Tax Rate	12.9%	12.8%	0.1 p.p.	9.5%	3.4 p.p.	11.2%	14.3%	(3.0) p.p.
Current	(125)	(131)	-4.6%	(135)	-7.1%	(260)	(155)	68.2%
Deferred	46	57	-20.0%	80	-42.8%	126	(9)	n.a.
1. Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro Digital Ltd. On specific intangible assets. Please, see Note 21 in our Form 6-K related to the Financial Statements, published on the date hereof.
2. Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
  Income Tax and Social Contribution amounted to an expense of R$79 million in Q2 2025, representing an increase of +7.3% versus Q2 2024. The Effective Tax Rate (ETR) increase 0.1 p.p, totaling 12.9% in Q2 2025, as a consequence of higher banking contribution, partially offset by tax efficiencies by legal entities abroad and benefits from “Lei do Bem” eligibility.
   In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate (34%) was mainly related to:
  Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology (related to the capitalized amount of intangible assets), such as those made by PagSeguro Brazil, our Brazilian operating subsidiary, in intangible assets; and
  Gains from foreign entities and investment funds are subject to statutory tax rates that differ from Brazil’s 34% rate, as they follow the tax regimes applicable in their respective jurisdictions.
Net Income
Non-GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Net Income	565	542	4.3%	554	2.0%	1,119	1,065	5.1%
% Total Revenue and Income	11.2%	11.9%	(0.7) p.p.	11.4%	(0.3) p.p.	11.3%	12.0%	(0.7) p.p.
Outstanding Common Shares¹ | # Million	297.7	319.1	-6.7%	303.6	-1.9%	300.6	318.0	-5.5%
Common Shares¹ diluted | # Million	300.7	322.3	-6.7%	305.6	-1.6%	303.1	321.7	-5.8%
Basic Earnings per Common Share	R$ 1.90	R$ 1.70	11.8%	R$ 1.83	4.0%	R$ 3.72	R$ 3.35	11.2%
Diluted Earnings per Common Share	R$ 1.88	R$ 1.68	11.8%	R$ 1.81	3.6%	R$ 3.69	R$ 3.31	11.5%

GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Net Income	537	504	6.5%	525	2.2%	1,062	986	7.7%
% Total Revenue and Income	10.6%	11.1%	(0.4) p.p.	10.8%	(0.2) p.p.	10.7%	11.1%	(0.4) p.p.
Outstanding Common Shares¹ | # Million	297.7	319.1	-6.7%	303.6	-1.9%	300.6	318.0	-5.5%
Common Shares¹ diluted | # Million	300.7	322.3	-6.7%	305.6	-1.6%	303.1	321.7	-5.8%
Basic Earnings per Common Share	R$ 1.80	R$ 1.58	14.2%	R$ 1.73	4.2%	R$ 3.53	R$ 3.10	13.9%
Diluted Earnings per Common Share	R$ 1.78	R$ 1.56	14.2%	R$ 1.72	3.8%	R$ 3.50	R$ 3.07	14.3%
1. Weighted average number.
For further information regarding the reconciliation and explanation of non-GAAP financial measures, including the presentation of the closest comparable GAAP financial measure, please see “Appendix” and “Non-GAAP Disclosure” Included in this earnings release.

Net Income in Q2 2025 amounted to R$565 million, representing an increase of +4.3%, from R$542 million reported in Q2 2024. This growth was driven by our top-line growth, coupled by our continued efforts in delivering operational leverage and tax efficiencies implemented during the period.
Including non-GAAP expenses of R$28 million, Net Income on GAAP basis totaled R$537 million in Q2 2025, up +6.6% when compared to R$504 million reported in Q2 2024.
In Q2 2025, diluted EPS increased 14.2% compared to the same period last year, from R$1.58 in 2Q24 to R$1.80 in 2Q25, primarily due to higher earnings and the impact of our share repurchase program, which reduced the total number of shares outstanding.

Capital Structure
GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Equity	14,584	14,318	1.9%	14,943	(2.4)%	14,584	14,318	1.9%
Capital Reserve	4,822	6,047	(20.3)%	6,003	(19.7)%	4,822	6,047	(20.3)%
Retained Earnings	10,642	8,877	19.9%	10,533	1.0%	10,642	8,877	19.9%
Treasury Shares	(695)	(583)	19.2%	(1,436)	(51.6)%	(695)	(583)	19.2%
Others	(185)	(23)	714.9%	(157)	18.0%	(185)	(23)	714.9%
ROAE (%)	14.5%	14.3%	0.2p.p.	14.2%	0.4p.p.	14.5%	14.3%	0.2p.p.
ROAE (LTM)(%)	15.2%	14.0%	1.1p.p.	15.0%	0.13p.p.	14.0%	12.5%	1.5p.p.
BIS Ratio (%)	29.6%	33.2%	(3.6)p.p.	27.4%	(27.40) p.p.	27.4%	33.2%	(5.8) p.p.

ROAE in Q2 2025 reached 14.5%, 0.2 p.p higher than Q2 2024, given the initiatives to promote financial cost efficiency and preserved profitability amid challenging macroeconomic environment. Considering Net Income in an LTM basis, ROAE LTM reached 15.2% in comparison to 14.0% in Q2 2024, effectively demonstrating the Company’s ability to deliver consistent returns, generating sustainable shareholder value over time, despite its conservative capital structure.

In 2Q25, we completed the repurchase of the full US$200 million authorized under our second buyback program. Immediately thereafter, our board of directors approved a third share repurchase program, allowing the Company to buyback up to an additional US$200 million in outstanding shares.

Additionally, following the announcement of our first dividend payment in May 2025, our board of directors has approved the payment of a cash dividend of US$0.12 per common share of the Company to be paid on August 15, 2025 to shareholders of record as of July 16, 2025.

The Company is committed to improving its capital structure as observed by the current BIS ratio trajectory. In Q2 2025, the BIS ratio was 29.6% versus 33.2% in the same period last year.

Appendix

Income Statement (GAAP)
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Transaction Revenues	1,989	2,312	-14.0%	2,014	-1.3%	4,003	4,681	-14.5%
Financial Income	2,902	2,113	37.3%	2,697	7.6%	5,600	3,945	41.9%
Other Financial Income	167	132	27.0%	139	20.4%	306	237	29.3%
Total Revenue and Income	5,058	4,557	11.0%	4,850	4.3%	9,908	8,863	11.8%
Cost of Sales and Services	(2,411)	(2,332)	3.4%	(2,360)	2.1%	(4,771)	(4,503)	6.0%
Selling Expenses	(452)	(467)	-3.2%	(423)	6.9%	(875)	(905)	-3.2%
Administrative Expenses	(227)	(216)	4.8%	(243)	-6.7%	(470)	(447)	5.1%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
Other Expenses	(73)	(100)	-27.3%	(66)	9.7%	(139)	(168)	-17.4%
Earnings Before Tax	616	578	6.7%	580	6.3%	1,196	1,150	4.0%
Current Income Tax and Social Contribution	(125)	(131)	-4.6%	(135)	-7.1%	(260)	(155)	68.2%
Deferred Income Tax and Social Contribution	46	57	-20.0%	80	-42.8%	126	(9)	n.a.
Income Tax and Social Contribution	(79)	(74)	7.3%	(55)	45.0%	(134)	(164)	-18.1%
Net Income	537	504	6.6%	525	2.2%	1,062	986	7.7%

Income Statement by Costs and Expenses Nature (GAAP)
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Transaction Revenues	1,989	2,312	-14.0%	2,014	-1.3%	4,003	4,681	-14.5%
Financial Income	2,902	2,113	37.3%	2,697	7.6%	5,600	3,945	41.9%
Other Financial Income	167	132	27.0%	139	20.4%	306	237	29.3%
Total Revenue and Income	5,058	4,557	11.0%	4,850	4.3%	9,908	8,863	11.8%
Transaction Costs	(1,736)	(1,761)	-1.4%	(1,715)	1.2%	(3,451)	(3,388)	1.9%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
Total Losses	(98)	(113)	-13.6%	(83)	16.9%	(181)	(216)	-16.1%
Gross Profit	1,945	1,819	6.9%	1,874	3.8%	3,819	3,569	7.0%
Operating Expenses (Marketing, Personal and Others)	(841)	(811)	3.7%	(817)	3.0%	(1,658)	(1,561)	6.2%
D&A + POS Write-Off	(488)	(431)	13.2%	(477)	2.3%	(965)	(859)	12.4%
Earnings Before Tax	616	578	6.6%	580	6.2%	1,196	1,150	4.0%
Income Tax and Social Contribution	(79)	(74)	7.3%	(55)	45.0%	(134)	(164)	-18.1%
Net Income	537	504	6.5%	525	2.2%	1,062	986	7.7%

Total Costs and Expenses by nature (GAAP)
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Costs and Expenses	(4,442)	(3,979)	11.6%	(4,270)	4.0%	(8,712)	(7,713)	13.0%
Transactions Costs	(1,736)	(1,761)	-1.4%	(1,715)	1.2%	(3,451)	(3,388)	1.9%
% Total Revenue and Income	34.3%	38.6%	(4.3) p.p.	35.4%	(1.1) p.p.	34.8%	38.2%	(3.4) p.p.
Interchange and Card Scheme Fee	(1,719)	(1,728)	-0.5%	(1,696)	1.3%	(3,415)	(3,320)	2.8%
Others	(17)	(33)	-48.3%	(19)	-12.5%	(38)	(68)	-46.8%
Financial Costs	(1,280)	(863)	48.2%	(1,178)	8.6%	(2,457)	(1,691)	45.4%
% Total Revenue and Income	25.3%	18.9%	6.3 p.p.	24.3%	1.0 p.p.	24.8%	19.1%	5.7 p.p.
Securitization of Receivables	(149)	(93)	60.3%	(158)	-6.1%	(307)	(255)	20.4%
Accrued Interest on Deposits	(938)	(723)	29.7%	(847)	10.7%	(1,785)	(1,352)	32.1%
Others	(193)	(48)	>100%	(172)	11.9%	(365)	(84)	>100%
Total Losses	(98)	(113)	-13.6%	(83)	16.9%	(181)	(216)	-16.1%
% Total Revenue and Income	1.9%	2.5%	(0.6) p.p.	1.7%	0.2 p.p.	1.8%	2.4%	(0.6) p.p.
Chargebacks	(70)	(76)	-7.8%	(62)	12.1%	(132)	(148)	-10.7%
Expected Credit Losses (ECL)	(28)	(37)	-25.4%	(21)	31.0%	(49)	(68)	-27.8%
Operating Expenses	(841)	(811)	3.7%	(817)	3.0%	(1,658)	(1,561)	6.2%
% Total Revenue and Income	16.6%	17.8%	(1.2) p.p.	16.8%	(0.2) p.p.	16.7%	17.6%	(0.9) p.p.
Personnel Expenses	(347)	(351)	-1.1%	(348)	-0.1%	(695)	(686)	1.4%
Marketing and Advertising	(226)	(220)	2.4%	(210)	7.2%	(436)	(430)	1.4%
Other Expenses (Income), Net	(268)	(239)	12.1%	(258)	3.8%	(527)	(445)	18.3%
D&A and POS Write-Offs	(488)	(431)	13.2%	(477)	2.3%	(965)	(859)	12.4%
% Total Revenue and Income	9.6%	9.5%	0.2 p.p.	9.8%	(0.2) p.p.	9.7%	9.7%	0.1 p.p.
Depreciation and Amortization	(452)	(391)	15.5%	(439)	2.9%	(891)	(763)	16.8%
POS Write-off	(36)	(40)	-9.2%	(38)	-4.9%	(74)	(96)	-22.9%

Net Income Reconciliation (GAAP to non-GAAP)
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Net Income | GAAP	537	504	6.5%	525	2.2%	1,062	986	7.7%
Long-term Incentive Plan	21	38	-46.2%	23	-9.1%	43	80	-45.7%
Amortization of Fair Value Adjustment	5	5	-0.8%	5	0.0%	11	11	-1.7%
Amortization of Capitalized Expenses of Platforms Development	17	14	17.0%	16	8.1%	32	28	15.9%
Income Tax and Social Contribution	(15)	(20)	-28.6%	(15)	-1.8%	(29)	(40)	-26.4%
Net Income | Non-GAAP	565	542	4.3%	554	2.0%	1,119	1,064	5.2%

Balance Sheet (GAAP)
R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Total Assets	71,203	66,478	7.1%	69,138	3.0%	71,203	66,478	7.1%
Current Assets	62,214	58,983	5.5%	60,427	3.0%	62,224	58,983	5.5%
Cash and cash equivalents	1,128	1,374	-17.9%	954	18.2%	1,128	1,374	-17.9%
Financial investments	448	1,237	-63.8%	658	-32.0%	448	1,237	-63.8%
Compulsory reserve	4,426	3,607	22.7%	4,028	9.9%	4,426	3,607	22.7%
Accounts receivable	55,644	52,051	6.9%	54,015	3.0%	55,644	52,051	6.9%
Receivables from related parties	11	6	84.6%	11	-2.5%	11	6	84.6%
Derivative Financial Instruments	0	21	n.a.	1	n.a.	0	21	n.a.
Inventories	1	30	-96.8%	1	10.0%	1	30	-96.8%
Recoverable Taxes	365	466	-21.7%	545	-33.1%	365	466	-21.7%
Other receivables	192	191	5.7%	214	-5.6%	202	191	5.7%
Non-current Assets	8,979	7,495	19.8%	8,711	3.1%	8,979	7,495	19.8%
Accounts receivable	2,351	1,700	38.3%	2,277	3.2%	2,351	1,700	38.3%
Receivables from related parties	19	26	-26.6%	21	-8.0%	19	26	-26.6%
Recoverable Taxes	679	201	>100%	498	36.5%	679	201	>100%
Judicial deposits	90	61	47.1%	81	11.3%	90	61	47.1%
Deferred income tax and social contribution	80	104	-23.1%	85	-5.6%	80	104	-23.1%
Other receivables	90	77	16.0%	93	-3.0%	90	77	16.0%
Property and equipment	2,617	2,594	0.9%	2,659	-1.6%	2,617	2,594	0.9%
Intangible assets	3,052	2,732	11.7%	2,997	1.8%	3,052	2,732	11.7%
Total Liabilities and Equity	71,193	66,478	7.1%	69,138	3.0%	71,203	66,478	7.1%
Current Liabilities	43,717	39,856	9.7%	39,647	10.3%	43,726	39,856	9.7%
Payables to third parties	10,132	10,949	-7.4%	10,249	-1.0%	10,142	10,949	-7.4%
Checking Accounts	10,530	11,509	-8.5%	10,314	2.1%	10,530	11,509	-8.5%
Obligations to FIDC quota holders	144	0	n.a.	139	3.8%	144	0	n.a.
Banking Issuances	17,682	13,305	32.9%	12,956	36.5%	17,682	13,305	32.9%
Borrowings	3,449	2,458	40.3%	4,370	-21.1%	3,449	2,458	40.3%
Derivative Financial Instruments	61	8	>100%	110	-44.2%	61	8	>100%
Trade payables	536	639	-16.1%	560	-4.2%	536	639	-16.1%
Dividends payables	191	0	n.a.	0	n.a.	191	0	n.a.
Payables to related parties	94	119	-21.1%	81	15.6%	94	119	-21.1%
Salaries and social security charges	337	312	8.1%	262	28.8%	337	312	8.1%
Taxes and contributions	252	344	-26.6%	289	-12.8%	252	344	-26.6%
Provision for contingencies	80	44	82.3%	73	10.3%	80	44	82.3%
Deferred revenue	113	135	-16.2%	119	-5.1%	113	135	-16.2%
Other liabilities	114	36	>100%	125	-9.0%	114	36	>100%
Non-current Liabilities	12,893	12,304	4.8%	14,548	-11.4%	12,893	12,304	4.8%
Payables to third parties	83	53	55.6%	86	-3.9%	83	53	55.6%
Obligations to FIDC quota holders	1,086	126	>100%	1,049	3.5%	1,086	126	>100%
Banking Issuances	8,964	9,429	-4.9%	10,612	-15.5%	8,964	9,429	-4.9%
Payables to related parties	1,002	653	53.6%	978	2.4%	1,002	653	53.6%
Deferred income tax and social contribution	1,607	1,849	-13.0%	1,674	-4.0%	1,607	1,849	-13.0%
Provision for contingencies	70	71	-1.1%	59	19.6%	70	71	-1.1%
Deferred revenue	10	21	-51.4%	14	-29.4%	10	21	-51.4%
Other liabilities	70	102	-31.5%	75	-6.9%	70	102	-31.5%
Equity	14,584	14,318	1.9%	14,943	-2.4%	14,584	14,318	1.9%
Share Capital	0	0	0.0%	0	0.0%	0	0	0.0%
Treasury Shares	(695)	(583)	19.2%	(1,436)	-51.6%	(695)	(583)	19.2%
Capital Reserve	4,822	6,047	-20.3%	6,003	-19.7%	4,822	6,047	-20.3%
Retained earnings	10,642	8,877	19.9%	10,533	1.0%	10,642	8,877	19.9%
Equity Valuation Adjustments	(22)	(22)	0.0%	(22)	0.0%	(22)	(22)	0.0%
Other Comprehensive Income	(163)	(0)	>100%	(134)	21.0%	(163)	(0)	>100%

Cash Flow (GAAP)
GAAP | R$ million	Q2 2025	Q2 2024	Δ% y/y	Q1 2025	Δ% q/q	6M2025	6M2024	Δ% y/y
Earnings before Income Tax	616	578	6.6%	580	6.2%	1,196	1,150	4.0%
Expenses (Revenues) not affecting Cash	1,144	988	15.8%	991	15.5%	2,135	1,860	14.7%
Depreciation and Amortization	452	391	15.5%	439	2.9%	891	763	16.8%
Total losses	98	113	-13.7%	83	16.9%	181	216	-16.1%
Accrual of Provision for Contingencies	29	18	61.9%	22	30.2%	51	32	58.5%
Share based Long Term Incentive Plan (LTIP)	28	44	-36.7%	30	-6.2%	58	91	-36.5%
Loss on Disposal of Property, Equipment, Intangible and Investment Assets	44	52	-13.8%	39	13.4%	84	97	-13.9%
Derivative financial instruments, net	(44)	(9)	>100%	35	n.a.	(9)	(15)	-44.2%
Interest Accrued	538	378	42.4%	343	56.8%	881	675	30.4%
Other Financial Cost, Net	(0)	2	n.a.	(1)	-95.9%	(1)	2	n.a.
Changes in Operating Assets/Liabilities	(411)	(6,225)	-93.4%	(985)	-58.3%	(1,396)	(5,774)	-75.8%
Accounts Receivable	(3,118)	(10,668)	-70.8%	2,169	n.a.	(949)	(13,116)	-92.8%
Financial Investments (Mandatory Guarantee)	(264)	(1,037)	-74.6%	862	n.a.	599	(944)	n.a.
Inventories	0	(3)	n.a.	0	n.a.	0	4	n.a.
Taxes Recoverable	16	(51)	n.a.	(85)	n.a.	(69)	(48)	45.1%
Other Receivables	17	(66)	n.a.	(19)	n.a.	(2)	(70)	-96.7%
Deferred Revenue	(10)	5	n.a.	(12)	-15.7%	(22)	9	n.a.
Other Liabilities	(13)	(9)	42.2%	(2)	>100%	(15)	(1)	>100%
Payables to Third Parties	(88)	944	n.a.	(1,309)	-93.2%	(1,397)	856	n.a.
Checking Accounts	(21)	464	n.a.	(1,923)	-98.9%	(1,944)	(236)	>100%
Obligation to FIDC quota holders	0	0	n.a.	0	n.a.	0	0	n.a.
Trade Payables	(23)	112	n.a.	(103)	-77.9%	(126)	125	n.a.
Receivables from (Payables to) Related Parties	5	367	-98.5%	(104)	n.a.	(98)	277	n.a.
Banking issuances	3,122	3,691	-15.4%	(205)	n.a.	2,917	7,442	-60.8%
Salaries and Social Charges	75	80	-5.3%	(141)	n.a.	(65)	(33)	96.1%
Taxes and Contributions	(95)	(42)	>100%	(106)	-9.8%	(201)	(19)	>100%
Provision for Contingencies	(13)	(12)	6.5%	(8)	60.9%	(21)	(20)	4.9%
Income Tax and Social Contribution paid	(43)	(24)	78.4%	(69)	-38.3%	(112)	(39)	>100%
Interest Income received (paid)	929	128	>100%	700	32.7%	1,629	675	>100%
Net Cash Provided by Operating Activities	2,236	(4,555)	n.a.	1,216	83.8%	3,452	(2,126)	n.a.
Amount paid on acquisitions, net of cash acquired	0	0	n.a.	0	n.a.	0	0	n.a.
Purchases of Property and Equipment	(230)	(345)	-33.3%	(342)	-32.8%	(572)	(640)	-10.6%
Purchases and Development of Intangible Assets	(299)	(292)	2.5%	(306)	-2.4%	(605)	(555)	9.0%
Acquisition of Financial Investments	229	706	-67.6%	(153)	n.a.	76	(379)	n.a.
Net Cash Used in Investing Activities	(300)	69	n.a.	(802)	-62.6%	(1,102)	(1,574)	-30.0%
Borrowings	1,000	1,500	-33.3%	3,748	-73.3%	4,748	2,398.2	98.0%
Payment of Borrowings and Interest	(2,052)	(1)	>100%	(3,903)	-47.4%	(5,955)	(196.7)	>100%
Acquisition of Treasury Shares	(468)	0	n.a.	(228)	>100%	(696)	0.0	n.a.
Payment of Leases	(5)	(5)	2.6%	(5)	1.0%	(10)	(9.3)	7.0%
Payment of Derivative financial instruments, net	0	0	n.a.	0	n.a.	0	(16.0)	n.a.
Distribution of Dividends	(236)	0	n.a.	0	n.a.	(236)	0.0	n.a.
Net Cash Provided by Financing Activities	(1,525)	1,494	n.a.	(388)	>100%	(2,149)	2,176	n.a.
Increase (Decrease) in Cash and Cash Equivalents	26	(2,992)	n.a.	26	0.0%	201	(1,525)	n.a.
Cash and Cash Equivalents at the Beginning of the Period	954	4,366	-78.1%	928	2.9%	928	2,899	-68.0%
Cash and Cash Equivalents at the End of the Period	1,128	1,374	-17.9%	954	18.2%	1,128	1,374	-17.9%

Non-GAAP Disclosure
This earnings release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP Expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
Amortization of Fair Value Adjustments: Amortization and write-downs of the fair value of certain acquired assets. We exclude these expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Amortization of Capitalized Platforms Development Expenses: Amortization and write-downs of the capitalized expenses related to technology development projects. We exclude these expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business (together with Amortization of Fair Value Adjustments, the Non-Recurring Amortization Expenses).
Income Tax and Social Contribution on LTIP Expenses and Non-Recurring Adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments including amortization of fair value adjustments and amortization of capitalized platforms development.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables included elsewhere in this earnings release.

Earnings Call

PagSeguro Digital Ltd. (NYSE: PAGS) will host a conference call and earnings webcast on August 13, 2025, at 5:00 pm ET.

Event Details

Webcast: https://mzgroup.zoom.us/webinar/register/WN_B_2XqAg5TI-gyHXVVjmObg#/registration

Contacts:

Investor Relations:	Media Press:
ir@pagbank.com	pagbank@xcom.net.br
investors.pagbank.com

Forward-Looking Statements

This earnings release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this earnings release. You are warned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this earnings release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer